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                             August 12, 2022

       Andrey Fadeev
       Chief Executive Officer
       Nexters Inc.
       55, Griva Digeni
       3101, Limassol
       Cyprus

                                                        Re: Nexters Inc.
                                                            Post-Effective
Amendment No. 3 to Form F-1
                                                            Filed July 12, 2022
                                                            File No. 333-259707

       Dear Mr. Fadeev:

              We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

       Post Effective Amendment No. 3 to Form F-1 Filed July 12, 2022

       Cover Page

   1. In light of the continuing trading suspension of your shares by Nasdaq, address how potential purchasers
will determine the value of the shares being offered and how they will be able to resell
the shares. Provide this disclosure throughout the prospectus, including the
prospectus cover page, prospectus summary, risk factors and plan of distribution.
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
August 12, NameNexters
            2022       Inc.
August
Page 2 12, 2022 Page 2
FirstName LastName
Russian Geopolitical and Economic Risks, page 56

2. You disclose that, "as part of our strategic plans to eliminate our exposure to Russia, we reallocated the revenue streams associated with our bookings generated through the
         Russian social networks to a Russian subsidiary." Please clarify how this action reduces or eliminates your exposure to Russia. In addition, you indicate in a Form 6-K furnished on
         7/12/22 that you plan to divest the company of its Russia-based subsidiaries by transferring its gaming business in Russia to the local management. Please discuss how this will affect the reallocation of your bookings. Explain whether this would divest the company of its gaming business in Russia or, if not, what this transfer would mean for this part of your business.
General

3. Refer to prior comment 7 regarding the extent and nature of the role of the board of
         directors in overseeing risks related to Russia   s invasion of
Ukraine. Please include the
         material substance of your response to this comment in your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      J. David Stewart, Esq.